Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a press release issued by Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the press release available on December 10, 2015.

Towers Watson Reminds Stockholders to Vote FOR the Proposed Merger with Willis

Meeting to be Held on Friday, December 11, 2015 at 8:00 a.m. EST

ARLINGTON, Va. – December 10, 2015 – Towers Watson & Co. (NASDAQ: TW), a global professional services company, today urged stockholders to support the merger of equals with Willis Group Holdings (NYSE:WSH) (“Willis”) and vote “FOR” the creation of Towers Watson/Willis at the Friday, December 11, 2015 Special Meeting of Stockholders at 8:00 a.m. EST in Coral Gables, FL.

On November 19, 2015, Towers Watson announced an amended merger agreement with Willis. Under the terms of the amended agreement, which was unanimously approved by the Towers Watson Board of Directors, the one-time cash dividend to be paid to Towers Watson stockholders was increased to $10.00 per Towers Watson share. Willis has stated that the terms of the revised agreement represent the best and final offer for Towers Watson stockholders.

The Towers Watson Board strongly recommends a vote “FOR” the Towers Watson/Willis merger and is confident it is in the best interest of Towers Watson’s stockholders. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson Special Meeting.

To ensure representation at the Towers Watson Special Meeting, stockholders should vote their proxy card by telephone or through the Internet. Not voting or abstaining will have the same effect as a vote against the merger. Stockholders that have questions about how to vote their shares, or need additional assistance, should contact MacKenzie Partners at (800) 322-2885 / (212) 929-5500.

Additional information is available at www.willisandtowerswatson.mergerannouncement.com.

About Towers Watson

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With 16,000 associates around the world, the company offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Learn more at towerswatson.com.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group stockholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Contacts:

Investor Contact

Aida Sukys

aida.sukys@towerswatson.com

+1 703-258-8033

Media Contacts

Sard Verbinnen & Co

Michael Henson/Conrad Harrington

+44 (0) 20 3178 8914

Bryan Locke/Jenny Gore

+1 312 895 4700

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